SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]           Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

[   ]           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PS BUSINESS PARKS, INC.
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PS 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audit of the 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 22, 2012

PS 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS

	December 31,
	2011	2010

Assets
Investments at fair value	$91,702,247	$86,377,463

Receivables:
Participant contributions	78,009	82,215
Employer contributions	188,319	211,855
Notes receivable from participants	-	9,695
Due from broker	25,210	76,568
Total receivables	291,538	380,333

Total assets	91,993,785	86,757,796

Liabilities
Due to broker	21,124	84,652
Total liabilities	21,124	84,652

Net assets reflecting investments at fair value	91,972,661	86,673,144

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(303,490)	(230,922)

Net assets available for benefits	$91,669,171	$86,442,222

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

Additions to (Deductions from) Net Assets Attributed to:

Investment income:
Net appreciation in fair value of investments	$3,933,119
Interest and dividends	1,440,404
5,373,523

Contributions:
Participant	4,847,662
Participant rollovers	456,754
Employer	2,187,685
7,492,101

Benefits paid to participants	(7,458,838)
Administrative expenses	(179,837)

Increase in net assets available for benefits	5,226,949
Net assets available for benefits - beginning of year	86,442,222

Net assets available for benefits - end of year	$91,669,171

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

1.	Description of the Plan

General

The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan available for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions.  The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

The Company appoints a committee to administer the Plan.  At December 31, 2011, the Plan Administrative Committee is comprised of six officers of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”).

Other significant provisions of the Plan are as follows:

Contributions

Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  During 2011, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code (the “Code”).  Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document.  The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation.  The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document.  Additional amounts may be contributed at the discretion of the Company.  No such additional contributions were made in 2011.

Vesting

Since January 1, 2005, employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.  With respect to Company contributions before January 1, 2005, each participant's account became 10% vested (non-forfeitable) after two years of service (as defined), 20% after three years of service and an additional 20% for each additional year of service thereafter.

Investment Options

Since January 1, 2008, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

1.	Dodge & Cox International Stock Fund
2.	American Funds EuroPacific Growth Fund/R5
3.	American Funds Growth Fund of America/R5
4.	Oakmark Equity & Income I Fund
5.	PIMCO Total Return Institutional Fund
6.	Selected American Shares D
7.	T. Rowe Price Equity Income Fund
8.	T. Rowe Price Real Estate Fund
9.	Vanguard Explorer Admiral Fund
10.	Vanguard Extended Market Index Admiral Fund
11.	Vanguard Short Term Federal Admiral Fund
12.	Vanguard Windsor II Admiral Fund
13.	Fidelity Contrafund
14.	Fidelity Diversified International Fund
15.	Fidelity Low Price Stock Fund
16.	Fidelity Mid-Cap Stock Fund Spartan
17.	Wells Fargo Stable Return Fund N4
18.	Wells Fargo S&P 500 Index Fund N for High Balance Plans
19.	Individually Directed Account

Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities.  Effective December 19, 2005, participants no longer had that option.  Existing holdings of the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 6 for disclosure of the remaining holdings in the Company’s securities).

The Wells Fargo Stable Return Fund N4 and the Wells Fargo S&P 500 Index Fund N for High Balance Plans are common/collective trust funds.  The Wells Fargo Stable Return Fund N4 seeks to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to shorter maturity investments.  It invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The Wells Fargo S&P 500 Index Fund N for High Balance Plans is an index fund that invests in the equity securities of companies that comprise the S&P 500 Index (the “Index”) and seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index.  See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.

Distributions from the Trust Fund

Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.

Additionally, the Plan provides for hardship distributions (as defined).

Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions.  Under certain circumstances, participants enrolled in the Plan on or before December 31, 1983 may elect alternative distribution methods.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Forfeited Accounts

Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company’s safe harbor matching contribution or (iii) to reduce Plan expenses in the current Plan year or within one year following the end of the current Plan year.  During 2011, a total of $53,000 in non-vested amounts was forfeited and will be used to reduce Plan administrative expenses for eligible Plan participants in 2012.

During 2011, forfeitures of profit sharing contributions totaling $225,000 were used to reduce the Company’s safe harbor matching contribution. Also during 2011, forfeitures of profit sharing contributions totaling $115,000 were used to reduce Plan administrative expenses for eligible Plan participants.  These amounts represent forfeitures during 2010 and prior Plan years.

2.	Summary of Significant Accounting Principles

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 3, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the Plan Administrative Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  During 2011, participant loans totaling $6,570 were deemed to be distributions and the Plan recorded benefit payments for these amounts.  The Plan did not have any notes receivable from participants as of December 31, 2011.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06).  ASU 2010-06 amended Accounting Standards Codification, Fair Value Measurement (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures.  The requirement to present changes in Level 3 measurements on a gross basis was effective for reporting periods beginning after December 15, 2010.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments in Company equity securities and mutual funds are recorded at fair value as determined by the quoted market price on the last business day of the plan year.  Common collective trusts are recorded at fair value based on the net asset value of the investment.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.

The common collective trusts that invest in fully benefit-responsive investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

3.	Investments

Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.

The following presents the fair value of investments at December 31, 2011 and 2010 that represent five percent (5%) or more of the Plan’s net assets available for benefits:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

	2011	2010

Wells Fargo Stable Return Fund	$11,976,194	$10,727,369
Mutual Funds:
Oakmark Equity & Income I	11,897,257	12,259,254
Wells Fargo S&P 500 Index	6,563,974	6,704,364
The Growth Fund of America	7,198,213	7,629,695
PIMCO Total Return Institutional	*	5,189,963
Public Storage common shares	21,576,796	16,644,848

* Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2011
Mutual funds	$(1,814,768)
Common and preferred securities	5,747,887

Total	$3,933,119

4.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).  ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1 – Valuation is based on quoted prices in active markets for identical securities.

Level 2 – Valuation is based upon other significant observable inputs.

Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).  Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2011 and 2010:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Company common and preferred stock	$22,559,641	$-	$-	$22,559,641
Common/collective trust funds:
Stable value fund	-	11,976,194	-	11,976,194
S&P 500 index fund	-	6,563,974	-	6,563,974
Mutual funds:
Domestic bond funds	7,686,217	-	-	7,686,217
Domestic equity funds	21,646,652	-	-	21,646,652
International equity funds	5,415,324	-	-	5,415,324
Real estate equity funds	2,133,561	-	-	2,133,561
Blended equity and debt funds	11,897,257	-	-	11,897,257
Money market funds	942,351	-	-	942,351
Self-directed brokerage accounts	881,076	-	-	881,076
Total assets at fair value	$73,162,079	$18,540,168	$-	$91,702,247

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Company common, equity and preferred stock	$17,536,286	$-	$-	$17,536,286
Common/collective trust funds:
Stable value fund	-	10,727,369	-	10,727,369
S&P 500 index fund	-	6,704,364	-	6,704,364
Mutual funds:
Domestic bond funds	8,671,559	-	-	8,671,559
Domestic equity funds	20,899,330	-	-	20,899,330
International equity funds	6,141,746	-	-	6,141,746
Real estate equity funds	1,754,690	-	-	1,754,690
Blended equity and debt funds	12,259,254	-	-	12,259,254
Money market funds	473,992	-	-	473,992
Self-directed brokerage accounts	1,208,873	-	-	1,208,873
Total assets at fair value	$68,945,730	$17,431,733	$-	$86,377,463

5.	Administration Fees

For the Plan year ended December 31, 2011, the Plan paid to the Trustee a portion of the quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $179,837.  The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

6.            Related Party Transactions

Prior to December 19, 2005, participants had the option of directing contributions to the Company’s securities.  Participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  The Company is the Plan sponsor as defined by the Plan document.  While participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and the Plan held the following shares in the Company’s securities from contributions prior to December 19, 2005:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

	At December 31, 2011		At December 31, 2010
	Shares	Fair Value	Shares	Fair Value
Public Storage Common Shares	160,470	$21,576,796	164,118	$16,644,848
Public Storage Preferred Shares	11,230	284,865	8,842	214,613
PS Business Parks Common Stock	8,846	490,334	8,843	492,732
PS Business Parks Preferred Stock	8,300	207,646	7,686	184,093
Totals		$22,559,641		$17,536,286

At December 31, 2011 and 2010, Plan participants held $11,976,194 and $10,727,369, respectively, in the Wells Fargo Stable Return Fund N4, a common collective trust fund that invests in fully-benefit-responsive investment contracts and is offered by the Plan’s Trustee.  At December 31, 2011 and 2010, Plan participants held $601,088 and $473,992, respectively, in the Wells Fargo Short Term Investment Fund G, a money market fund offered by the Plan’s Trustee.  Wells Fargo S&P 500 Index Fund N for High Balance Plans is an index fund offered by the Plan’s Trustee that invests in equity securities of companies that comprise the S&P 500 Index.  At December 31, 2011 and 2010, Plan participants held $6,563,974 and $6,704,364, respectively, in this investment selection.

7.             Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near or long term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

8.             Concentrations

Investments in the Company’s securities comprised approximately of 25% and 20% of the Plan’s total investments as of December 31, 2011 and 2010, respectively.

9.             Plan Amendments

Effective December 22, 2011, the Plan was amended to reflect the following change:

•
In 2009 plan sponsors of defined contribution plans could elect to waive the Required Minimum Distribution (“RMD”) requirements, also known as the 70½ distribution requirements.  Plan sponsors were allowed to elect this waiver without having to first amend their plans to reflect the waiver, but plans were required to be amended after the fact.  The purpose of the 2011 Compliance Amendment was to memorialize the treatment of 2009 RMDs.  The Company elected to have RMDs continue unless otherwise elected by the Participant.

10.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

	2011	2010
Net assets available for benefits per the financial statements	$91,669,171	$86,442,222
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	303,490	230,922

Net assets available for benefits per the Form 5500	$91,972,661	$86,673,144

SUPPLEMENTAL INFORMATION

SCHEDULE I

PS 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Employer Identification Number: 95-3551121
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current Value

*	Wells Fargo	Wells Fargo Stable Return Fund N4	$11,976,194
*	Wells Fargo	Wells Fargo Short Term Investment Fund G	601,088
*	Wells Fargo	Wells Fargo S&P 500 Index Fund N for HBP	6,563,974
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	2,965,661
	American Funds	EuroPacific Growth Fund	1,394,279
	American Funds	The Growth Fund of America	7,198,213
	Fidelity Investments	Fidelity Contra Fund	1,316,419
	Fidelity Investments	Fidelity Diversified International Fund	1,055,383
	Fidelity Investments	Fidelity Low Price Stock Fund	1,317,923
	Fidelity Investments	Fidelity Mid-Cap Stock Fund Spartan	1,431,486
	The Oakmark Funds	Equity & Income I Fund	11,897,257
	PIMCO Funds	PIMCO Total Return Institutional Fund	4,070,977
	Selected American Funds	Selected American D Fund	2,578,451
	T. Rowe Price	T. Rowe Price Equity Income Fund	1,363,246
	T. Rowe Price	T. Rowe Price Real Estate Fund	2,133,561
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	3,104,789
	The Vanguard Group Mutual Funds	Extended Market Index Admiral Fund	901,371
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	3,615,241
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	2,434,752
*	Public Storage	Company common shares	21,576,796
*	Public Storage	Company preferred shares	284,865
*	PS Business Parks, Inc.	Company common stock	490,334
*	PS Business Parks, Inc.	Company preferred stock	207,646
	Individually directed accounts	Various investment securities	1,222,341
	Total		$91,702,247

*	Indicates a party-in-interest of the Plan.
Note: As all Plan investments are participant directed, column (d) providing certain participant directed transaction cost information is not applicable and has been omitted.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS Business Parks, Inc. of our report dated June 22, 2012, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

/s/ Ernst & Young LLP

Los Angeles, California
June 22, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN
Date: June 22, 2012
	By:	/s/ Candace Krol
Candace Krol
Chairman, Administrative Committee